*Media release*

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Roche



## Xeloda approved in Europe for the treatment of advanced stomach cancer

**New effective oral treatment option also reduces time in hospital by 80%**

The European Commission approved Xeloda in combination with platinum-based chemotherapy, for first-line use in patients with advanced stomach cancer. Oral chemotherapy Xeloda is already replacing standard intravenous (i.v.) therapy 5-fluorouracil (5-FU) in other gastrointestinal cancers, and now for the first time patients with advanced stomach cancer will also benefit from this effective and convenient treatment option.

William M. Burns, CEO Roche Pharma Division, said: "The news from the European Commission is welcome by both patients and physicians. Stomach cancer is a particularly aggressive and debilitating type of cancer and with Xeloda, Roche can provide an effective oral therapy resulting in a cost effective approach with less hospital visits and more flexibility for the patient".

Stomach cancer is the fourth most commonly diagnosed cancer and the second leading cause of cancer-related deaths worldwide[1]. Annually, there are an estimated 911,000 deaths worldwide[2], with nearly 140,000 deaths in Europe alone[3].

"Not only is capecitabine as effective and safe as intravenous treatment but it also reduces the time patients need to spend in hospital by 80%, from five days every three weeks to only one day every three weeks." said Professor Y.K. Kang of the Asan Medical Center, Seoul, South Korea. "Up to now, the standard treatment has involved using intravenous pumps which the patients find inconvenient and uncomfortable. As an oral drug, capecitabine can be taken in the comfort of your own home, making it much more convenient. The clinical community welcomes this drug as we now have a new option for our patients"



The approval of Xeloda in combination with platinum-based chemotherapy (with or without epirubicin), was based on two trials, called ML17032 and REAL 2. Both these trials showed that

patients on the Xeloda-containing arms lived at least as long overall as those on the 5-FU arms. In fact, the REAL 2 study showed patients on one of the Xeloda-containing arms (EOX) lived significantly longer than the reference 5-FU arm (ECF).

Xeloda on its own is already available in other gastrointestinal cancers, including colorectal cancer that has spread and post-surgery colon cancer. Recently, Xeloda has been filed in the USA for first and second line treatment (with or without Avastin) of advanced colorectal cancer. Additional filings of Xeloda and Avastin combination therapy are planned in the near future. In addition, Roche is running a large Phase III program in early stage colon cancer, which includes Xeloda in combination with oxaliplatin (XELOX) with or without Avastin.

**About Study ML17032**

The study, led by Professor Y K Kang and his team, is a large randomised, open-label, international phase III study in advanced stomach cancer.

It was conducted in 316 patients enrolled in 46 centres across 13 countries in Asia, South America and Europe.

The study compared the efficacy and safety of Xeloda and cisplatin (XP) with intravenous (i.v.) 5-FU and cisplatin (FP): FP is a standard treatment of stomach cancer, and is accepted by the majority of regulatory agencies as one of the reference regimens against which all other regimens should be compared.

The primary end point was non-inferiority in progression-free survival.

Patients receiving the XP combination therapy lived at least as long without the cancer progressing as those treated with FP.

Patients on XP also lived at least as long overall as those on FP, showing evidence of non inferiority.

The study confirms that Xeloda can effectively replace the old standard i.v. 5-FU, in combination with cisplatin, as first-line therapy for advanced stomach cancer.

**About REAL 2 Study**

The largest-ever phase III study in advanced gastro-oesophageal cancer.

It was conducted in 1002 advanced gastro-oesophageal cancer patients from 61 centres mainly in the UK.

The study aimed to establish the potential use of Xeloda (X) and oxaliplatin (O) in untreated patients.

Patients were randomised to one of four regimens: epirubicin, cisplatin and 5-FU (ECF), epirubicin, oxaliplatin and 5-FU (EOF), epirubicin, cisplatin and Xeloda (ECX) or epirubicin, oxaliplatin and Xeloda (EOX).

The primary comparison was overall survival between the Xeloda and 5-FU containing arms (ECX +

EOX versus ECF + EOF) and the oxaliplatin and cisplatin containing arms (EOF + EOX versus ECF + ECX). A further comparison was survival between all four regimens.

The study showed that Xeloda was as effective as 5-FU and could replace 5-FU.

The study showed that patients treated with the combination of Xeloda plus oxaliplatin and epirubicin (EOX) live significantly longer, compared to patients treated with standard epirubicin, cisplatin and 5-FU (ECF).

About Xeloda

Xeloda is licensed in more than 90 countries worldwide including the EU, USA, Japan, Australia and Canada and has been shown to be an effective, safe, simple and convenient oral chemotherapy in treating over 1 million patients to date.

Roche received marketing authorisation for Xeloda as a first-line monotherapy (by itself) in the treatment of metastatic colorectal cancer (colorectal cancer that has spread to other parts of the body) in most countries (including the EU and USA) in 2001. Xeloda has also been approved by the European Medicines Agency (EMEA) and U.S. Food and Drug Administration (FDA) for adjuvant (post-surgery) treatment of colon cancer in March and June 2005, respectively.

Xeloda is licensed in combination with Taxotere (docetaxel) in women with metastatic breast cancer (breast cancer that has spread to other parts of the body) and whose disease has progressed following i.v. chemotherapy with anthracyclines. Xeloda monotherapy is also indicated for treatment of patients with metastatic breast cancer that is resistant to other chemotherapy drugs such as paclitaxel and anthracyclines. Xeloda recently received approval in South Korea for the first-line treatment of patients with locally advanced (metastatic) pancreatic cancer, in combination with gemcitabine. Xeloda is licensed in South Korea for the first-line treatment of stomach cancer.

The most commonly reported adverse events with Xeloda include diarrhoea, abdominal pain, nausea, stomatitis and hand-foot syndrome (palmar-plantar erythrodysesthaesia).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as

autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.



Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp

**Additional information:**

- Gastric cancer fact sheet: www.roche.com/med_mbgastric.pdf
- Xeloda in gastric cancer fact sheet: www.roche.com/med_mbxeloda.pdf
- Roche in oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf
- Broadcast quality B-roll including doctor, caregiver and patient interviews is available for download via www.thenewsmarket.com

References:

1. Ajani, J. Evolving Chemotherapy for Advanced Gastric Cancer. The Oncologist, Oct. 2005; Vol. 10, Sup. 3, 49-582
2. World Health Organisation, 2005.
3. Boyle, P & Ferlay, J. Cancer incidence and mortality in Europe 2004. Annals of Oncology 2005; 16(3):481-4883.

# Media release

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RECEIVED
2007 APR -5 A 8:31
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Basel, 29 March 2007

## Avastin approved in Europe for first line treatment of women with metastatic breast cancer

Breakthrough therapy offers women the chance to live twice as long without their cancer progressing

Roche today announced that their innovative cancer drug Avastin (bevacizumab) has been approved in Europe for the treatment of women with metastatic breast cancer.

The European Commission has approved Avastin for the first line treatment of women with metastatic breast cancer in combination with a standard chemotherapy paclitaxel (originally branded Taxol). The approval is based on pivotal Phase III trial data (E2100) which show that women with metastatic breast cancer have the chance to live twice as long without their cancer progressing if treated with Avastin plus paclitaxel compared to paclitaxel alone.

"Today's approval represents a significant advancement in breast cancer therapy," said William M. Burns, CEO Division Roche Pharmaceuticals. "We are proud to launch this significant new treatment option. We will now work to ensure that Avastin is being made widely available to European physicians and patients with metastatic breast cancer as quickly as possible."

David Cameron, medical oncologist, Lothian University Hospitals NHS Trust and Clinical Lead for the South East Scotland Cancer Research Network, welcomed the news: "It is devastating for a woman to be diagnosed with advanced breast cancer. Despite all the improvements in treatment that have already been made, the remarkable effect of Avastin in prolonging the time to progression of metastatic breast cancer will be welcomed by patients – this time gained is very precious."

Each year more than one million new cases of breast cancer are diagnosed worldwide, resulting in over 400,000 deaths per year. Metastatic breast cancer is the number one cause of cancer death worldwide in women under the age of 55[i].

Avastin is the first and only anti-angiogenic agent which has been shown to consistently deliver improved overall and/or progression-free survival benefit for colorectal, lung, breast and renal cell cancer patients.

Additional phase III trials are ongoing to explore Avastin in the first line treatment of metastatic breast cancer in combination with docetaxel (AVADO) and other commonly used chemotherapies including Xeloda (RIBBON-1). Recently, a phase III 1[st] line trial (AVEREL) in HER2-positive breast cancer evaluating Avastin in combination with docetaxel plus Herceptin was initiated.

In Europe, Avastin was approved in January 2005 and in the US in February 2004 for first-line treatment of patients with metastatic colorectal cancer. It received another approval in the US in June 2006 as a second-line treatment for patients with advanced colorectal cancer. Following priority review, the world's first angiogenesis inhibitor was approved by the FDA in October 2006 for the treatment of non-small cell lung cancer (NSCLC); a filing for the same indication was submitted to EU authorities in August 2006. Most recently (in February 2007), a positive recommendation was received in Japan for the use of Avastin in patients with advanced or recurrent colorectal cancer.

About the E2100 study

Study E2100 was the first Phase III study set to evaluate Avastin in combination with paclitaxel versus paclitaxel alone for the first-line treatment of patients with locally recurrent or metastatic breast cancer. This randomised, controlled, multi-centre study enrolled 722 women. The study was sponsored by the National Cancer Institute (NCI), part of the National Institutes of Health, and conducted by a network of researchers led by the Eastern Cooperative Oncology Group (ECOG). The patients were randomised to receive treatment with paclitaxel with or without Avastin. The trial was designed to give Avastin at a dose of 10mg/kg every two weeks until disease progression. The results showed that patients receiving Avastin plus paclitaxel had a median progression-free survival (PFS) of more than a year (13.3 months) while patients receiving paclitaxel alone had a median PFS of approximately 7 (6.7 months) months. PFS is a measure of the time patients live without their disease progressing. Overall in the trial, patients treated with Avastin plus paclitaxel had a 52 percent reduction in the risk of disease progression or death, as expressed by a hazard ratio of 0.48 (1-0.48=0.52 or 52%), which is also identical to doubling PFS (1/0.48= ~2). Roche will submit OS data analysis during 2007 to EU regulatory authorities based on the all randomized patient population with a still to be defined cut-off date.

Overall, in the E2100 study, Avastin in combination with paclitaxel was generally well tolerated and had a favourable safety profile in patients with locally recurrent or metastatic breast cancer at the recommended dose of 10 mg/kg every two weeks.

## About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis). Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian cancer, renal cell carcinoma, prostate and others) and different settings (advanced and adjuvant ie post-operation). The total development programme is expected to include over 40,000 patients worldwide.

## About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.



Additional information:

- Genentech: www.gene.com
- Roche in Oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf
- Roche Health Kiosk on cancer: www.health-kiosk.ch/start_krebs

- Video clips, in broadcast standard, free of charge: www.thenewsmarket.com

Roche Group Media Office

Phone: +41 61 688 88 88 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

---

[i] Ferlay J, et al. Globocan 2002: Cancer incidence, mortality and prevalence worldwide, Version 2.0 (IARC, Cancerbase No. 5) Lyon, France, IARC Press, 2004

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Roche



Basel, 29 March 2007

# Roche acquires 454 Life Sciences to strengthen presence in ultra-fast gene sequencing

Roche and CuraGen today announced that they have signed a definitive agreement under which Roche will acquire 100% of 454 Life Sciences, a majority-owned subsidiary of CuraGen Corporation, active in high-throughput DNA sequencing. Under the terms of the agreement, Roche will pay 454 Life Sciences' shareholders USD 140 million in cash. In addition to the payment from Roche, 454 Life Sciences' shareholders may receive up to USD 14.9 million in cash from the holders of currently outstanding stock options and warrants if these are exercised.

454 Life Sciences and Roche have an existing research and marketing collaboration under which Roche Diagnostics is the exclusive worldwide distributor of the Genome Sequencer systems based on 454 Life Science's ultrafast 454 Sequencing technology. This acquisition will give Roche Diagnostics access to 454's future generations of sequencing products and the use of 454 Sequencing for in-vitro diagnostic applications.

"This acquisition is part of our strategy to strengthen our position as a major player in the sequencing market. Our existing collaboration is very successful and we welcome 454 Life Sciences and its employees to the Roche Diagnostics Division," said Severin Schwan, CEO Division Roche Diagnostics and Member of the Corporate Executive Committee of Roche.

454 Life Sciences as part of Roche Diagnostics will continue to provide powerful sequencing systems to the markets. The Genome Sequencer 20 System and the new Genome Sequencer FLX System, one of the important new products of Roche Diagnostics, have been established in sequencing laboratories all over the world for a wide range of research applications.

Roche plans to maintain the 454 Life Sciences facility in Branford, Connecticut with its 167 employees as a fully integrated part of the Roche Diagnostics organization. This transaction is

**F. Hoffmann-La Roche AG** CH-4070 Basel Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

subject to certain closing conditions, including regulatory approvals. Approval by CuraGen or Roche shareholders is not required for the transaction to be consummated.

About 454 Life Sciences

454 Life Sciences, a majority-owned subsidiary of CuraGen Corporation, develops and commercializes novel instrumentation for high-throughput DNA sequencing. Specific applications include whole-genome sequencing, RNA analysis and ultra-deep sequencing of target genes. The hallmarks of 454 Sequencing are its simple, unbiased sample preparation and massively parallel sequencing, which makes large-scale scientific projects feasible and more affordable. In 2005, 454 Sequencing and the Genome Sequencer 20 System won The Wall Street Journal's top Innovation Award for 2005, and received an R&D 100 Editor's Choice Award as one of the most technologically significant products in 2006. The 454 Sequencing Center offers sequencing services directly to customers on a fee for service basis. The Genome Sequencer systems are exclusively distributed for 454 Life Sciences by Roche Applied Science, a business area of Roche Diagnostics. Additional information about 454 Life Sciences is available on the Internet at www.454.com.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the global leader in biotechnology, Roche contributes on a broad range of fronts to improving people's health and quality of life by supplying innovative products and services for the early detection, prevention, diagnosis and treatment of diseases. Roche is the world leader in in-vitro diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. It is also engaged in other important therapeutic areas including autoimmune, inflammatory and metabolic disease and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.



Roche Group Media Office

Phone: +41 61 688 88 88 / Email: basel.mediaoffice@roche.com

- Baschi Dürr

- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

*Media Release*

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Roche



Basel, 27. March 2007

# Roche submits application to the FDA for use of XELOX (Xeloda plus oxaliplatin) with or without Avastin for the treatment of advanced colorectal cancer

**Submission based on results from trials showing XELOX is as effective as standard of care in terms of progression-free survival**

Roche announced today the submission of a supplemental new drug application (sNDA) to the U.S. Food and Drug Administration (FDA) for the use of Xeloda (capecitabine) in combination with oxaliplatin – XELOX – with or without Avastin (bevacizumab) in the treatment of metastatic colorectal cancer.

"This filing marks a significant milestone for Xeloda, which continues to demonstrate its value as a cornerstone in combination therapies, as in this case with oxaliplatin and Avastin. It further supports Roche's longstanding commitment to advancing treatment for patients with colorectal cancer," said Jean-Jacques Garaud, Roche's Global Head Pharma Development.

The submission to the FDA is based on results from two large, international, Phase III studies (NO16966 and NO16967) which showed XELOX to be as effective – in terms of progression-free survival (PFS) – as the current standard treatment, FOLFOX-4 (intravenous bolus and infusional 5-fluorouracil plus oxaliplatin). Study NO16966 also showed that XELOX in combination with Avastin significantly improved progression-free survival over XELOX alone.

In Europe, Roche will be applying for a label extension for Xeloda use in combinations, including with oxaliplatin (XELOX) and Avastin, for the treatment of metastatic (advanced) colorectal cancer. Similarly, the label extension for Avastin broadens the use of the treatment to include

combination with fluoropyrimidine- based chemotherapy in patients with metastatic cancer of the colon or rectum.

Colorectal cancer accounts for 13 percent of all cancers in Europe.[1]

Avastin was first approved, in Europe, in January 2005 for first-line treatment of patients with advanced colorectal cancer in combination with chemotherapy regimens of intravenous 5-fluorouracil (i.v. 5-FU)/folinic acid or i.v. 5FU/folinic acid/irinotecan. Xeloda is currently indicated as monotherapy for first-line treatment of patients with advanced colorectal cancer. Xeloda is also indicated as post-surgery treatment for colon cancer.

About the Studies

NO16966

NO16966 is a large, international Phase III trial which finally recruited 2,034 patients. It was originally planned to compare XELOX vs FOLFOX as first-line treatment in metastatic colorectal cancer.

After release of the pivotal Avastin data in colorectal cancer in 2003, the protocol was amended to investigate using a 2 by 2 factorial design:

- FOLFOX/XELOX + placebo vs FOLFOX/XELOX + Avastin

The primary objective was to answer two questions: 1) whether the XELOX regimen is non-inferior to FOLFOX; 2) whether the addition of Avastin to chemotherapy improved progression-free survival compared to chemotherapy alone. The secondary endpoints included overall survival, overall response rates, time to, and duration of, response and safety profile.

Results of the study showed:

- The chemotherapy combination XELOX is as effective in terms of progression-free survival– a measure of the time patients live without their disease progressing – as FOLFOX;
- The addition of Avastin to chemotherapy (FOLFOX and XELOX) significantly improved progression-free survival compared to chemotherapy alone.

NO16967

The NO16967 trial is a large, international phase III trial which randomized 627 patients from 15 countries world-wide who had previously received chemotherapy and whose disease had returned or continued to progress.

The primary objective was to answer whether the XELOX regimen (Xeloda plus oxaliplatin) is as effective as FOLFOX-4 (i.v. bolus and infusional 5-FU/leucovorin plus oxaliplatin) in terms of progression free-survival. The secondary outcomes to be reviewed included overall survival, overall response rates, and safety profile.

The results showed:

- The chemotherapy combination XELOX is as effective in delaying disease progression as the chemotherapy combination FOLFOX.

**About Xeloda (capecitabine)**

Xeloda is licensed in more than 90 countries worldwide including the EU, USA, Japan, Australia and Canada and has been shown to be an effective, safe, simple and convenient oral chemotherapy in treating over 1 million patients to date.

Roche received marketing authorisation for Xeloda as a first-line monotherapy (by itself) in the treatment of metastatic colorectal cancer (colorectal cancer that has spread to other parts of the body) in most countries (including the EU and USA) in 2001. Xeloda has also been approved by the European Medicines Agency (EMEA) and U.S. Food and Drug Administration (FDA) for adjuvant (post-surgery) treatment of colon cancer in March and June 2005, respectively.

Xeloda is licensed in combination with Taxotere (docetaxel) in women with metastatic breast cancer (breast cancer that has spread to other parts of the body) and whose disease has progressed following i.v. chemotherapy with anthracyclines.

Xeloda monotherapy is also indicated for treatment of patients with metastatic breast cancer that is resistant to other chemotherapy drugs such as paclitaxel and anthracyclines. Xeloda recently received approval in South Korea for the first-line treatment of patients with locally advanced (metastatic) pancreatic cancer, in combination with gemcitabine. Xeloda is licensed in South Korea for the first-line treatment of stomach cancer.

The most commonly reported adverse events with Xeloda include diarrhoea, abdominal pain, nausea, stomatitis and hand-foot syndrome (palmar-plantar erythrodysesthaesia).

**About Avastin (bevacizumab)**

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring

protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

In the US, Avastin was approved in February 2004 and in Europe in January 2005 for first-line treatment of patients with metastatic colorectal cancer. It received another approval in the US in June 2006 as a second-line treatment for patients with advanced colorectal cancer. Following priority review, Avastin was approved by the FDA in October 2006 for the treatment of non-small cell lung cancer (NSCLC); a filing for the same indication was submitted to EU authorities in August 2006. Most recently (in February 2007), a positive recommendation was received by the CHMP for the use of Avastin in first line treatment of metastatic breast cancer and a positive recommendation was received in Japan for the use of Avastin in patients with advanced or recurrent colorectal cancer.

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian cancer, renal cell carcinoma and others) and different settings (advanced and adjuvant ie post-operation). The total development programme is expected to include over 40,000 patients worldwide.

For more information, please visit www.avastin-info.com

**About Roche**

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

## Further Information

- Roche in oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_a.pdf
- Roche: www.roche.com

Broadcast quality B-roll including doctor, caregiver and patient interviews is available for download via www.thenewsmarket.com


**Roche Group Media Offic**

Telefon: +41 61 688 8888 / E-Mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Leiter Medienstelle Roche-Gruppe)
- Katja Prowald (Leiterin Wissenschaftskommunikation)
- Martina Rupp


References:


1. Boyle P, Ferlay J. Cancer incidence and mortality in Europe, 2004. *Annals of Oncology* 2005;16:481-488

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

# *Media Release*

Basel, 26 March 2007

## Herceptin receives positive opinion in Europe for use in combination with an aromatase inhibitor for the treatment of patients with HER2- and hormone receptor-positive metastatic breast cancer

**The first combination of targeted therapies for any cancer to receive a positive opinion**

Roche today announced that the European Union's Committee for Human Medicinal Products (CHMP) has issued a positive recommendation for the use of Herceptin in combination with an aromatase inhibitor for the treatment of postmenopausal patients with HER2- and hormone receptor-positive metastatic breast cancer. The recommendation is based on data from the international phase III TAnDEM study which showed that the addition of Herceptin to hormonal therapy doubles the median progression-free survival (time patients live without their cancer progressing), from 2.4 months to 4.8 months.[i]

Comprehensive reviews have suggested that approximately two thirds of breast tumours are hormone receptor positive[ii]. Of these, a significant percentage (up to 25%) are also HER2-positive.[iii, iv, v]

TAnDEM is the first randomised study to show that this specific subset of 'co-positive' patients (both HER2- and hormone receptor-positive) is 'high-risk', making the positive results with Herceptin even more meaningful.

"The results from the TAnDEM study show once again that Herceptin should be the backbone for all patients with HER2-positive breast cancer – it consistently benefits patients regardless of whether it is given in the early- or advanced-stage settings, or whether it is in combination with chemotherapy, hormonal therapy, or as a single agent," said Eduard Holdener, Chief Medical Officer of Roche. "This combination offers a new treatment regimen for patients who suffer from a particularly aggressive form of breast cancer, and we are pleased to have been able to progress

a particularly aggressive form of the disease which responds poorly to chemotherapy. Research shows that HER2-positivity affects approximately 20-30% of women with breast cancer.

Herceptin is a humanised antibody, designed to target and block the function of HER2, a protein produced by a specific gene with cancer-causing potential. In addition to its efficacy in the early-stage breast cancer setting, Herceptin also has demonstrated improved survival in the advanced (metastatic) setting, where its addition to chemotherapy allows patients to live up to one-third longer than chemotherapy alone.[vii]

Herceptin received approval for use in the European Union for advanced (metastatic) HER2-positive breast cancer in 2000 and for early HER2-positive breast cancer in 2006. In the advanced setting, Herceptin is approved for use as a first-line therapy in combination with paclitaxel where anthracyclines are unsuitable, as first-line therapy in combination with docetaxel, and as a single agent in third-line therapy. In the early setting, Herceptin is approved for use following standard (adjuvant) chemotherapy. Herceptin is marketed in the United States by Genentech, in Japan by Chugai and internationally by Roche.

To date, over 350,000 patients with HER2-positive breast cancer have been treated with Herceptin worldwide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information:

- About Genentech: www.gene.com
- Roche in Oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf
- Roche Health Kiosk on cancer: www.health-kiosk.ch/start_krebs
- Video clips, in broadcast standard, free of charge: www.thenewsmarket.com

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp

[i] Kaufman, B. Trastuzumab plus anastrozole prolongs progression-free survival in postmenopausal women with HER2 positive, hormone-dependent metastatic breast cancer (MBC). European Society for Medical Oncology (ESMO) Congress, Abstract no. LBA2, 2006.

[ii] Chu KC, Anderson WF. *Breast Cancer Res Treat* 2002;74:199–211.

[iii] Fornier M, Risio M, Van Poznak C, Seidman A. *Oncology* 2002;16:1340–1358.

[iv] Penault-Llorca F, Vincent Salomon A, Mathieu MC et al. *Ann Oncol* 2002;13:(Suppl 5):49 (Abstract 176P)

[v] Arpino G, Green SJ, Allred DC et al. *Clinical Cancer Res* 2004;10:5670–5676.

[vi] World Health Organization, 2000.

[vii] Extra JM, Cognetti F, Maraninchi D et al. Long-term survival demonstrated with trastuzumab plus docetaxel: 24-month data from a randomised trial (M77001) in HER2-positive metastatic breast cancer. Abstract #555, American Society for Clinical Oncology (ASCO) Annual Meeting 2005.

END